Exhibit 99.1

SECOND AMENDMENT TO
MANUFACTURING AGREEMENT

This second amendment agreement (“Second Amendment”) is made this 18 day of November, 2009 by and between Helix Biopharma Corporation (“Helix”), a corporation organized and existing under the laws of Canada and having its principal offices located at 305 Industrial Parkway South, Unit 3, Aurora, Ontario, L4G 6X7, and Contract Pharmaceuticals Limited Niagara (“CPL”), a corporation organized and existing under the laws of Delaware and having a place of business located at 100 Forest Avenue, Buffalo, New York, 14213.

WHEREAS, Helix and CPL have entered into that certain Topical Interferon Alpha-2b GMP Process Development, Scale Up and Clinical Supplies Manufacturing Agreement dated as of April 3, 2008, and amended as of November 3, 2008  (collectively, the “Manufacturing Agreement”); and

WHEREAS, Helix and CPL wish to further amend the Manufacturing Agreement as set forth below, and to provide for confirmation by CPL of its insurance coverage;

NOW, THEREFORE, in accordance with Section 20.9 of the Manufacturing Agreement and in consideration of the mutual covenants, conditions and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Helix and CPL agree as follows:

1.           The Manufacturing Agreement is hereby amended by adding the following definition to Section 1.1:

API, means those certain Raw Materials consisting of active pharmaceutical ingredients provided directly to CPL by Helix, at no cost, for CPL’s use in the manufacture of the Product.

2.           The Manufacturing Agreement is hereby further amended by adding the following Section:

2.8           API Handling and Limitation

Helix will provide CPL with only the amount of API needed to support open Helix purchase orders with delivery dates not to exceed ninety (90) days.  In the event Helix provides CPL with any API pursuant to this Agreement, CPL agrees to use reasonable commercial efforts to store and maintain such API at CPL’s Facility until the API is used in the Manufacturing Process or returned to Helix (EXW CPL’s Facility), as the case may be;  provided, however, that, notwithstanding any provision of this Agreement, as amended, to the contrary, in the event that any API is damaged or destroyed during storage, maintenance or production as a result of CPL’s negligence or willful misconduct and in the reasonable determination of Helix such API has been thereby rendered unusable for manufacture into Product, CPL shall be liable to Helix for the lesser of the fair market value, as reasonably determined by Helix, of the unusable API or the reasonable value of CPL’s Services that would have been performed in respect of the unusable API.   Such liability shall be discharged by CPL by payment to Helix of the required amount within 30 days of the date of damage to, or destruction of, the API.  Nothing in this section 2.8 shall relieve CPL from its obligations under Article 13 hereof.

3.           The Manufacturing Agreement is hereby further amended by modifying the final sentence of Section 14.1 by deleting the words “a named” and substituting the words “an additional” to properly reflect the intent of the CPL insurance provisions.

4.           All other terms and conditions of the Manufacturing Agreement shall be unaffected by this Second Amendment and shall remain in full force and effect between the Parties.

5.           CPL represents and warrants that the CSIO certificate of insurance issued to Helix dated November 2, 2009 evidences compliance with the insurance requirements set out in section 14.1 of the Manufacturing Agreement, and that any additional coverage evidenced by such certificate will also be maintained in full force and effect during the period in which CPL is making any of the Products (as defined in the Manufacturing Agreement) and, if the insurance is on a “claims made” basis, for a period of three (3) years thereafter.

IN WITNESS WHEREOF, the parties hereto have signed this Second Amendment as of the date first above written.

HELIX BIOPHARMA CORP.	CONTRACT PHARMACEUTICALS LIMITED NIAGARA

By: “John Docherty”	By: “John Ross”
Title: President & COO	Title: Chief Operating Officer

AMENDMENT TO

Topical Interferon Alpha-2b GMP Process Development, Scale Up and Clinical Supplies Manufacturing Agreement

This amendment agreement (“Amendment”) is made this 3rd day of November, 2008 by and between Helix Biopharma Corporation (“Helix”), a corporation organized and existing under the laws of Canada and having its principal offices located at 305 Industrial Parkway South, Unit 3, Aurora, Ontario, L4G 6X7, and Contract Pharmaceuticals Limited Niagara (“CPL”), a corporation organized and existing under the laws of Delaware and having a place of business located at 100 Forest Avenue, Buffalo, New York, 14213.

WHEREAS, Helix and CPL have entered into that certain Topical Interferon Alpha-2b GMP Process Development, Scale Up and Clinical Supplies Manufacturing Agreement dated April 3, 2008 (“Manufacturing Agreement”); and

WHEREAS, Helix and CPL wish to amend the Manufacturing Agreement.

NOW, THEREFORE, in accordance with Section 20.9 of the Manufacturing Agreement and in consideration of the mutual covenants, conditions and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Helix and CPL agree as follows:

1.           The existing terms of Section 10.7 of the Manufacturing Agreement are hereby cancelled and replaced by the following terms, which shall hereafter be a part of, and enforceable pursuant to, the Manufacturing Agreement:

10.7	Helix Equipment
All equipment required to be procured to effectuate this Agreement shall be purchased by CPL pursuant to a CPL Estimate approved by Helix through a Helix purchase order to CPL.  CPL shall purchase such equipment as agent for Helix and shall designate Helix as the purchaser in the purchase documentation.  Such equipment shall become the property of Helix and all warranties will extend to Helix.  Where practical, CPL will obtain two or three quotes for all equipment purchases for presentation and approval of Helix.  In addition, where practical, CPL will provide applicable warranties to Helix for review and approval prior to purchasing such equipment.  All costs associated with the equipment, including, without limitation, down payments, taxes, vendor invoices, qualification, installation, de-installation, preparation for shipping, insurance and transportation, shall be paid by Helix directly to CPL and subsequently, CPL will pay the applicable vendor.  These activities will be coordinated by CPL.  All equipment procured pursuant to this section 10.7 shall be used solely to perform the Services hereunder, except as otherwise directed by Helix.  CPL shall not impose or permit to be imposed any liens or encumbrances of any kind on such equipment.

2.           All other terms and conditions of the Manufacturing Agreement shall be unaffected by this Amendment and remain in full force and effect between the parties.

IN WITNESS WHEREOF, the parties hereto have signed this Amendment as of the date first above written

HELIX BIOPHARMA CORP.	CONTRACT PHARMACEUTICALS LIMITED NIAGARA

By: “John Docherty”	By: “John Ross”
Title:	Title: C.O.O.